CHEVRON CORPORATION

6001 Bollinger Canyon Road

San Ramon, California 94583

December 9, 2020

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Chevron Corporation / Chevron U.S.A. Inc.

Registration Statement – Form S-4

Registration Numbers 333-251094 and 333-251094-01

Ladies and Gentlemen:

On behalf of Chevron Corporation and Chevron U.S.A. Inc. (the “Registrants”), we hereby request that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”) to become effective at 4:15 p.m. Eastern Standard time on December 11, 2020, or as soon thereafter as possible.

The Registrants respectfully request that they be notified of the effectiveness of the Registration Statement by telephone call to David Lillevand at (415) 983-1540. Questions or comments regarding any matters with respect to the Registration Statement may also be directed to David Lillevand at the phone number above.

Very truly yours,

/s/ Christine L. Cavallo
Christine L. Cavallo
Assistant Secretary - Chevron Corporation

cc:	David Lillevand, Esq.